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The Fundrise Flagship Fund is expanding it's
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Carefully consider the investment objectives, risks, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found the Fund's spectus at fundrise.com/flagship. Read them carefully before investing.

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Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prosp at fundrise.com/flagship. Read them carefully before investing.









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Build-for-rent
Single-family rental development near Atlanta, GA
Opportunity knocks
High-interest rates have largely crushed the real estate market.
That's why the Fundrise Flagship Fund plans to go on a buying spree, expanding its billion-dollar real estate portfolio in the coming months.
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Multifamily
Income generating apartments near Tampa, FL
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FLAGSHIP FUND
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Fundrise
Sponsored
Build-for-rent
Single-family rental development near Atlanta, GA
The Fundrise Flagship Fund
Access a diversified $1B+ portfolio of single family rentals, multifamily apartments, and industrial properties across the sunbelt.
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FLAGSHIP FUND
Multifamily
Income generating apartments near Tampa, FL
Carefully consider the investment objectives, risks, charges, and expenses of the Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus at fundrise.com/flagship. Read them carefully before investing.

Tae Kim 1


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5:33 / 14:04 · Fundrise Flagship Fund

In the theme of why renting could be better than buying, do you know that there are actually ways you can capitalize on people favoring rent versus buying as an investor? Which is why I'm excited to talk to you about today's video sponsor Fundrise Flagship Fund.



If you've watched any of my other videos, you know I highly value investing in real estate in addition to investing in the stock market.



This is because real estate provides great long-term earning potential and effective diversification beyond the stock market.


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And if you've been scratching your head on how to invest in real estate, especially without doing all the headache work of being a landlord, look no further and check out the Fundrise Flagship Fund

The Fundrise Flagship fund is a well diversified real estate fund that holds $1+ billion real estate properties including over 4,700 single-family rentals that they built from the ground up to rent. It incorporates Fundrise's most favored real estate investment strategies all in a single portfolio.

The exposure to Built-For-Rent is quite exciting given all the benefits to renting that we are discussing in this video. As more and more people are choosing to rent, Build-For-Rent, also known as BFR for short, has become one of the fastest-growing asset classes in the world. Built-For-Rent refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. It's perfect for people who are looking for larger spaces that traditional single family homes provide, but don't want to buy. It provides greater affordability and flexibility and thus not a surprise that it has been popular, especially in regions such as the sun belt cities like Dallas and Atlanta where many people have been moving to have extra space.



And the Fundrise Flagship Fund is designed to take advantage of this trend. As of right now, the Fundrise Flagship Fund holds approximately 4,700 single-family homes across 29 US markets, primarily in the US sunbelt area, with plans to expand.

Build-for-rent

Build-for-rent (BFR) is one of the fastest-growing asset classes in the world. BFR refers to the strategy of developing residential communities specifically for the rental market, rather than for sale. This trend caters to the massive demand for single-family rentals due to their unique combination of flexibility, affordability, and larger spaces.

4,700

Single-family homes

29

U.S. Markets



7:06 / 14:04 • Fundrise Flagshi

So if you've been thinking about ways to diversify your wealth beyond stocks and gain greater exposure to real estate, you can check out the Fundrise Flagship Fund. And with a $10 minimum, the Flagship Fund makes it easy for investors of virtually every size to invest in institutional-quality real estate at the touch of a button.

So make sure to use my special link I'll have in the description below and get started today.

Alright with that said, let's get back to the video.

"Carefully consider the investment objectives, risks, charges
and expenses of Fundrise FlagshipFund before investing.
This and other information can be found in the Fund's prospectus
fundrise.com/flagship. Read them carefully before investing."
#flagshipfundmarketing
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20,555 views Mar 7, 2024

► Checkout Fundrise Flagship Fund: https://fundrise.com/tae

► "Carefully consider the investment objectives, risks, charges and expenses of Fundrise Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing." #flagshipfundmarketing

Humphrey Yang 2


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to invest in real estate

THIS area of the United States is known as the sunbelt, and it's actually a great place to invest in real estate.




Find related content 🔍

some of the cities on the coast

00:10/00:55



First, most of the cities in these states have a bit more land to go around than some of the cities on the coast where the cost of living is no longer affordable for most people.

Second, population growth is strong in Sunbelt cities as residents continue to migrate from other areas of the country - so more apartment buildings, single family rentals, and industrial properties are going up.



One way you can get involved in the investment of these properties, without having to buy the actual property - is to invest in a real estate fund that specializes in this region.



The Fundrise Flagship Fund for example, has over $1.1 billion dollars of real estate assets focused primarily on the sunbelt region of the United States. So any increased demand of these

areas means that there could be a positive outlook for investing in this private real estate portfolio.


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if you are also noticing these trends
Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus: fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing
00:48/00:55

If you are also noticing these trends, consider checking out The Fundrise Flagship Fund to take advantage of this investing opportunity. You can learn more at the link in bio!

 **humphreytalks** ✔
Humphrey Yang · 23h ago

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The Sunbelt has historically been a great place to invest in real estate, and the Fundrise Flagship Fund allows you to get exposure into this region! #fundrisepartner Carefully consider the investment objectives, risks, charges and expenses of The Flagship Fund before investing. This and other information can be found in the Fund's prospectus fundrise.com/flagship. Read them carefully before investing. #flagshipfundmarketing

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♫ original sound - Humphrey Yang

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